Exhibit 21.1
WESTERN ALLIANCE BANCORPORATION
LIST OF SUBSIDIARIES
(As of December 31, 2013)

Name	Doing Business As	Jurisdiction of Incorporation or Organization
Western Alliance Bank	Alliance Bank of Arizona, First Independent Bank, Bank of Nevada and Torrey Pines Bank	Arizona
Las Vegas Sunset Properties	Las Vegas Sunset Properties	Nevada
Western Alliance Equipment Finance, Inc.	Western Alliance Equipment Finance, Inc.	Arizona